Mail Stop 3561

February 2, 2009

Timothy F. Michno
General Counsel
Movado Group, Inc.
650 From Road, Suite 375
Paramus, NJ 07652

     Re: **Movado Group, Inc.**
            Form 10-K for Fiscal Year Ended January 31, 2008
            Filed March 27, 2008
            Definitive Proxy Statement on Schedule 14A
            Filed May 7, 2008
            Form 10-Q for the Fiscal Quarter Ended April 30, 2008
            Filed May 29, 2008
            File No. 001-16497

Dear Mr. Michno:

     We have completed our review of your Form 10-K for the fiscal year ended January 31, 2008 and have no further comments at this time.

                         Sincerely,

                         H. Christopher Owings
                         Assistant Director